82 2960

02049066

GROUPE
CLARINS

02 AUG -6 AM 11:50

TELEFAX – PRESS RELEASE

CLARINS GROUP 2002 FIRST HALF NET SALES

Group Finance Division **Monday 5 August 2002**

Dear Sir or Madam,

Please find enclosed the Press Release concerning CLARINS Group 2002 First Half Net Sales.

I remain at your disposal for any further information you may require.

Sincerely yours.

PROCESSED
AUG 0 8 2002
THOMSON
FINANCIAL

Pankaj CHANDARANA
Chief Financial Officer

dlw 8/6

Investor Relations Department
Tel. :33 1 46 41 41 25 – Fax : 33 1 47 38 16 87 – E-mail : financials@clarins.net
www.clarins-finance.com or www.clarins.com

GROUPE CLARINS

August 5, 2002

2002 FIRST HALF
CONSOLIDATED NET SALES UP BY 2.8%

NET SALES BY BRAND				
Consolidated data	YTD June 30, 2002	YTD June 30, 2001	Change (1)	Like-for-like change (2)
	In € million	In € million	%	%
Clarins	276.4	275.5	+0.4	+0.3
Thierry Mugler	81.1	69.7	+16.3	+15.8
Azzaro	47.3	43.4	+8.8	+8.6
Perfume Distribution	37.2	41.2	-9.8	-10.0
Total	**442.0**	**429.8**	**+2.8**	**+2.7**

(1) At average exchange rates.
(2) On constant exchange rates and a comparable structure basis.

After a strong sales increase during the first four months of the year (year-to-date net sales as at end of April were up 12.1% for the Cosmetics Division and 10.3% for the Consolidated Group), weakening market conditions badly affected the Group during the last weeks of the period.

Nevertheless, net consolidated sales for the first half of 2002 grew by 2.8% to reach € 442.0 million.

Various factors contributed to slow our growth rate down, mainly:

- Flat or decreasing level of consumer spending in most countries,
- Reduction of inventories at distributors and retailers level

However, the performance of the Cosmetics Division is in line with the Group's target, which is to grow twice as fast as the market. Indeed, with € 388.6 million in net sales for its own brands (Clarins, Thierry Mugler and Azzaro) the Group has posted a fairly good 5.0% increase. Furthermore, total sales of the Cosmetics Division rose by 3.5% despite a 9.8% decrease in the Perfume Distribution activity resulting from the marketing program - new fragrances having been launched on the US market during the first half in 2001 while new product lines will only come up during the second half in 2002.

Couture sales were down 12.1%, following a market in recession.

The half year consolidated Profit & Loss account is adversely affected by the low overall level of activity, the significant underperformance of the "Perfume Distribution" and "Couture" divisions, and an increase in the Group's overhead expenses. The preliminary - non audited – 2002 first half operating proft shows a drop of around 40% versus the 2001 first half level. The half year final results will be released on September 12, after the close of Paris Bourse.

Sales growth is expected to pick up during the second half thanks to:

- a favourable comparison basis,
- a stronger marketing plan, particularly in the "Perfume Distribution" activity.

The Management Board therefore remains confident to double the market growth in terms of sales for the full fiscal year.

However, due to the uncertainties of the economic background for the second half of 2002, the Group has to envision the possibility of a full year operating margin that would not reach its 2001 level.

QUARTERLY NET SALES

Consolidated data	2002	2001	Change (1)	Like-for-like change (2)
	In € million	In € million	%	%
1st quarter	228.1	209.6	+8.8	+6.7
2nd quarter	213.9	220.2	-2.9	-1.2
First half	**442.0**	**429.8**	**+2.8**	**+2.7**

(1) At average exchange rates.
(2) On constant exchange rates and a comparable structure basis.

NET SALES BY GEOGRAPHICAL AREA

Consolidated data	YTD June 30, 2002	YTD June 30, 2001	Change (1)	Like-for-like change (2)
	In € million	In € million	%	%
Europe	279.7	263.5	+6.1	+5.5
North America	104.2	102.9	+1.3	+1.4
Asia	35.2	36.6	-3.9	-0.9
Other	22.9	26.8	-14.6	-15.2
Total	**442.0**	**429.8**	**+2.8**	**+2.7**

(1) At average exchange rates.
(2) On constant exchange rates and a comparable structure basis.

GROUPE CLARINS
CLARINS, AZZARO, THIERRY MUGLER

Investor Relations Department
Tel.: (33) 1 46 41 41 25 – Fax: (33) 1 47 38 16 87 – E-mail: financials@clarins.net
Websites: www.clarins-finance.com or www.clarins.com

GROUPE CLARINS

TELEFAX

5 August 2002

TO THE ATTENTION OF	COMPANY
J. HOROWITZ / M. ROSENBLUM / P. LIPKIN	CLARINS USA
P. POLLET / L. VILLAGI	CLARINS CANADA Inc.
G. BEROUD	CLARINS de MEXICO SA de CV
O. RINNO / L. LAISNEY	CLARINS GROUP MIDDLE EAST (Dubai)
R. VINCENT / P. COOKE	CLARINS UK
S. SEIDEL / O. VON DIRSZTAY / M. LENTZ	CLARINS GmbH (Germany)
E. METZGER-SALIS / P. SCHWAB	CLARINS SA (Switzerland)
C. LAURENT / E. RUSSO	MONARIMPORT Spa (Italy)
C. JORIS / C. FARINAUX	QUINTA (Belgium)
J. BARCELON / J.M. VALIENTE / L. DIAZ	CLARINS PARIS SA (Spain)
J. BARCELON / A. SANTOS	CLARINS (Portugal)
J. TALBOOM / J. ROUVENHORST	TALBOOM BV (Holland)
E. OELSCHLÄGEL / K. ERTLBAUER / W. GLUCK	CLARINS NOBIL (Austria)
A. HO / P. PAN	CLARINS PTE Ltd (Taiwan Branch)
B. LACAVE	CLARINS KK (Japan)
L. FOO / S. DUCRET / J. ZRJHEN	CLARINS PTE (Singapore)
S.T. TAN	CLARINS SDN BHD (Malaysia)
M. LEUNG / T. AU	CLARINS LTD (Hong Kong)
A.YI / S.S. KIM	CLARINS KOREA
M.H. CARRIOL / D. METZ / R. EVANS	TRIMEX (Australia)
H. VAN SCHOONHOVEN	PAARDEKOOPER & HOFFMAN
V. STRUBI / V. CORBEL / J.M. FRIBAULT	THIERRY MUGLER PARFUMS
J. BARCELON / A. BROKER / P. NIER	CLARINS FRANCE
G. DEININGER / D. JEGOU	THIERRY MUGLER COUTURE
G. DELCOUR / JP. FOERY / M. LITVINENKO	AZZARO / COSMEUROP
M. TOMAL / M. BOULAND	CLARINS SA (Paris)
L. DE BENETTI / PH. HUART	LABORATOIRES CLARINS

FROM : Pankaj CHANDARANA / Group Finance Division

Our fax: (33) 1 47 38 16 87 Our ref.: 2002-186/TL

Number of page(s) including this one : 2

SUBJECT : 2002 First Half Net Sales

For any problem concerning the transmission of this fax, please call (33) 1 46 41 41 25

Dear all,

Please find enclosed the press release concerning 2002 First Half Net Sales.
I am at your disposal if you need more information.

Best regards.

Pankaj CHANDARANA

GROUPE CLARINS

August 5, 2002

2002 FIRST HALF
CONSOLIDATED NET SALES UP BY 2.8%

NET SALES BY BRAND				
Consolidated data	YTD June 30, 2002	YTD June 30, 2001	Change (1)	Like-for-like change (2)
	In € million	In € million	%	%
Clarins	276.4	275.5	+0.4	+0.3
Thierry Mugler	81.1	69.7	+16.3	+15.8
Azzaro	47.3	43.4	+8.8	+8.6
Perfume Distribution	37.2	41.2	-9.8	-10.0
Total	**442.0**	**429.8**	**+2.8**	**+2.7**

(1) At average exchange rates.
(2) On constant exchange rates and a comparable structure basis.

After a strong sales increase during the first four months of the year (year-to-date net sales as at end of April were up 12.1% for the Cosmetics Division and 10.3% for the Consolidated Group), weakening market conditions badly affected the Group during the last weeks of the period.

Nevertheless, net consolidated sales for the first half of 2002 grew by 2.8% to reach € 442.0 million.

Various factors contributed to slow our growth rate down, mainly:

- Flat or decreasing level of consumer spending in most countries,
- Reduction of inventories at distributors and retailers level

However, the performance of the Cosmetics Division is in line with the Group's target, which is to grow twice as fast as the market. Indeed, with € 388.6 million in net sales for its own brands (Clarins, Thierry Mugler and Azzaro) the Group has posted a fairly good 5.0% increase. Furthermore, total sales of the Cosmetics Division rose by 3.5% despite a 9.8% decrease in the Perfume Distribution activity resulting from the marketing program - new fragrances having been launched on the US market during the first half in 2001 while new product lines will only come up during the second half in 2002.

Couture sales were down 12.1%, following a market in recession.

The half year consolidated Profit & Loss account is adversely affected by the low overall level of activity, the significant underperformance of the "Perfume Distribution" and "Couture" divisions, and an increase in the Group's overhead expenses. The preliminary - non audited – 2002 first half operating proft shows a drop of around 40% versus the 2001 first half level. The half year final results will be released on September 12, after the close of Paris Bourse.

Sales growth is expected to pick up during the second half thanks to:

- a favourable comparison basis,
- a stronger marketing plan, particularly in the "Perfume Distribution" activity.

The Management Board therefore remains confident to double the market growth in terms of sales for the full fiscal year.

However, due to the uncertainties of the economic background for the second half of 2002, the Group has to envision the possibility of a full year operating margin that would not reach its 2001 level.

QUARTERLY NET SALES

Consolidated data	2002	2001	Change (1)	Like-for-like change (2)
	In € million	In € million	%	%
1st quarter	228.1	209.6	+8.8	+6.7
2nd quarter	213.9	220.2	-2.9	-1.2
First half	**442.0**	**429.8**	**+2.8**	**+2.7**

(1) At average exchange rates.
(2) On constant exchange rates and a comparable structure basis.

NET SALES BY GEOGRAPHICAL AREA

Consolidated data	YTD June 30, 2002	YTD June 30, 2001	Change (1)	Like-for-like change (2)
	In € million	In € million	%	%
Europe	279.7	263.5	+6.1	+5.5
North America	104.2	102.9	+1.3	+1.4
Asia	35.2	36.6	-3.9	-0.9
Other	22.9	26.8	-14.6	-15.2
Total	**442.0**	**429.8**	**+2.8**	**+2.7**

(1) At average exchange rates.
(2) On constant exchange rates and a comparable structure basis.

GROUPE CLARINS
CLARINS, AZZARO, THIERRY MUGLER

Investor Relations Department
Tel.: (33) 1 46 41 41 25 – Fax: (33) 1 47 38 16 87 – E-mail: financials@clarins.net
Websites: www.clarins-finance.com or www.clarins.com